Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

May 26, 2017

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,
/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Accelerated Return Equity Securities (ARES®) due June 26, 2018	May 19, 2017	A160
5.75% per annum Contingent Coupon Autocallable Reverse Convertible Securities due August 27, 2018	May 23, 2017	F376
6.75% per annum Contingent Coupon Autocallable Reverse Convertible Securities due August 27, 2018	May 23, 2017	F379
6.00% per annum Autocallable Reverse Convertible Securities due August 27, 2018	May 23, 2017	F381
Contingent Coupon Autocallable Yield Notes due June 11, 2018	May 23, 2017	J700
Buffered Accelerated Return Equity Securities due May 29, 2019	May 23, 2017	K827
Market-Linked Step Up Notes with Enhanced Buffer Linked to the S&P 500® Index	May 19, 2017	SUN-115
Digital Plus Barrier Notes due May 26, 2023	May 19, 2017	T1021

Auto-Callable Securities due May 29, 2020	May 23, 2017	T1025
8.00% per annum Contingent Coupon Callable Yield Notes due May 26, 2020	May 19, 2017	U2070
6.50% per annum Contingent Coupon Callable Yield Notes due May 26, 2020	May 19, 2017	U2071